UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 11)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 14, 2012
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 3 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 4 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 5 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 6 of 17

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 7 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 8 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 9 of 17

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,425,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,425,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,425,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 10 of 17

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,859,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,859,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,859,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 11 of 17

Item 1. Security and Issuer.

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012 and Amendment No. 10, filed on March 14, 2012 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 41146A106	SC 13D	Page 12 of 17

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

“References to percentage ownership of Shares in this Schedule 13D is based on the 188,555,777 Shares believed to be outstanding as of June 15, 2012, after giving effect to the conversion of the 280,000 shares of Series A Preferred Stock and 120,000 shares of Series A-2 Preferred Stock outstanding as of the date hereof and to insurance regulatory limitations on the voting of the shares of Preferred Stock held by a certain Preferred Stock holder.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 50.9% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 95,932,068 Shares, constituting 50.9% of the Shares of Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 95,932,068 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 95,932,068 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 11.4% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 21,493,161 Shares, constituting 11.4% of the Shares.

CUSIP No. 41146A106	SC 13D	Page 13 of 17

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,493,161 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,493,161 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 12,434,660 Shares, constituting 6.6% of the Shares.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,434,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,434,660 Shares.

HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 117,425,229 Shares, constituting 62.3% of the Shares.

CUSIP No. 41146A106	SC 13D	Page 14 of 17

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 117,425,229 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 117,425,229 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 129,859,889 Shares, constituting 68.9% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 129,859,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 129,859,889 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof (which modifies and supersedes any related prior disclosure):

“On June 14, 2012, the Master Fund refinanced and replaced its previously disclosed portfolio financing with a new portfolio financing arrangement.  In connection therewith, the Master Fund pledged all of its Shares and the securities of certain other issuers that it owns to secure its obligation under the financing arrangement.  Pursuant to an Option Agreement, dated June 15, 2012, (the “Option Agreement”), the Master Fund has also granted to the pledgee the right to purchase an aggregate of up to $50 million in value of its Shares and the securities of certain other issuers that it owns, which may be exercised at any time prior to June 14, 2014. If the pledgee decides to purchase the Shares, it may do so at a price of $6.50 per Share until June 14, 2013 and $7.00 per Share until June 14, 2014. The foregoing descriptions of the Option Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit B and is incorporated herein by reference.

To the knowledge of the Reporting Persons, other than the arrangements described above, there are no arrangements, including any pledge by any person of securities of the Issuer or any of its parents, the operation of which may at a subsequent date result in a change of control of the Issuer, other than ordinary default provisions that may be contained in the Issuer’s certificate of incorporation or bylaws, or trust indentures or other governing instruments relating to the securities of the Issuer.

See Item 4 for a description of other agreements by the Reporting Persons with respect to the Shares.”

CUSIP No. 41146A106	SC 13D	Page 15 of 17

 Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Option Agreement

CUSIP No. 41146A106	SC 13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 17 of 17

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

June 18, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

June 18, 2012

A-2

Exhibit B

Harbinger Capital Partners Master Fund I, Ltd.
450 Park Avenue, 30th Floor
New York, NY 10022

June 15, 2012

MSDC HMF Investments, LLC
645 Fifth Avenue, 21st Floor
New York, NY 10022

Re: HRG Exchange Option

Ladies and Gentlemen:

Reference is made to (a) the Note Purchase Agreement dated as of June 14, 2012 (as amended and in effect, the “Note Purchase Agreement”) among Harbinger Capital Partners Master Fund I, Ltd. (the “Issuer”), MSDC HMF Investments, LLC, as an Initial Investor and agent for the Investors thereunder (in such capacity, together with its successors in such capacity, the “Investor Agent”), and Wilmington Trust (London) Limited, as collateral agent for the Investor Agent, the Investors and the other Secured Parties thereunder (in such capacity, together with its successors in such capacity, the “Collateral Agent”), (b) the letter agreement dated as of June 14, 2012 between the Issuer and MSDC HMF Investments, LLC captioned “Exchange Option” (the “Existing Exchange Option Agreement”) and (c) the letter agreement dated as of the date hereof between the Issuer and MSDC HMF Investments, LLC captioned “Non-HRG Exchange Option” (the “Non-HRG Exchange Option Agreement”).  Capitalized terms used herein without definition shall have the same meanings herein as in the Note Purchase Agreement.

As of June 14, 2012, the Existing Exchange Option Agreement constituted the “Exchange Option Agreement” referred to in the Note Purchase Agreement.  Effective as of the date hereof, this letter agreement, together with the Non-HRG Exchange Option Agreement, amends and restates the Existing Exchange Option Agreement in its entirety.  As of the date hereof, this letter agreement and the Non-HRG Exchange Option Agreement collectively constitute the “Exchange Option Agreement” referred to in the Note Purchase Agreement.

The Issuer and MSDC HMF Investments, LLC hereby agree as follows:

1.           Definitions.  The following terms, as used herein, have the following meanings:

“HRG” means Harbinger Group Inc., a Delaware corporation, and its successors and any Subsidiary of Harbinger Group Inc. which is otherwise spun out or distributed to the shareholders of Harbinger Group Inc.

“Option Holder” means, on the date hereof, MSDC HMF Investments, LLC and, thereafter MSDC HMF Investments, LLC or any permitted assignee of the rights under this letter agreement made in accordance with Section 5.

“Purchase Price” means, from the date of this letter agreement until June 14, 2013, $6.50 or, at any time thereafter, $7.00  (as each such amount may be adjusted to take into account any subdivision or combination of Equity Interests in HRG, by reclassification or otherwise, or any dividend on Equity Interests in HRG payable in Equity Interests in HRG or adjusted downwards for any cash dividends, in each case occurring after June 14, 2012) multiplied by the number of units of Equity Interests in HRG set forth in the applicable Purchase Notice.

           2.           Exchange Option.  (a)  Subject to any Existing Transfer Restrictions and the Transfer Restrictions set forth on Schedule 4.17 to the Note Purchase Agreement, the Option Holder shall have the option (the “Exchange Option”) at any time prior to the repayment of the Obligations under the Note Purchase Agreement (provided that the eight Business Days since notice has elapsed under Section 2.7(g) of the Note Purchase Agreement) and the Maturity Date to purchase from the Issuer, and the Issuer agrees to sell to the Option Holder pursuant to the terms of this Section 2, in a single transaction or a series of transactions, at the election of the Option Holder and to the extent such assets are the property of the Issuer at the time of such election, Equity Interests in HRG, free and clear of any Liens and upon the terms and conditions set forth in this Section 2.  The Exchange Option may be exercised on more than one occasion, provided that the aggregate Purchase Price for all exercises of the Exchange Option for which a sale is consummated (together with the aggregate purchase price for all exercises of the option provided for in the Non-HRG Exchange Option Agreement for which a sale is consummated) shall not exceed $50,000,000 and the Exchange Option shall be exercisable in the minimum amount of $10,000,000 or, to the extent the outstanding amount of Advances (and accrued and unpaid interest thereon) owed to the Option Holder are less than $10,000,000, such lesser amount.  Except as otherwise provided in this Section 2, as consideration for any such purchase, the Option Holder shall transfer and assign to the Issuer that portion of the outstanding Advances (and accrued and unpaid interest thereon) of the Option Holder on the date of any such sale to the Option Holder (the “Purchase Effective Date”) that equals, on a dollar-for-dollar basis, the Purchase Price payable by the Option Holder to acquire the Purchase Interests on such Purchase Effective Date, and such portion of the Advances (and accrued and unpaid interest thereon) shall thereupon be automatically retired without any further action by the Issuer or the Option Holder, and Issuer’s obligation to repay such portion of the Advances (and accrued and unpaid interest thereon) shall terminate.  Such transfer and assignment of outstanding Advances and accrued and unpaid interest thereon shall constitute payment in full of such Purchase Price, and except as set forth in the proviso to the last sentence of this Section 2(a), and in Section 2(i), in no event shall the Option Holder be required to pay cash for all or any portion of the Purchase Price.  The Exchange Option shall be exercisable by the Option Holder providing a written notice (the “Purchase Notice”) to the Issuer at least ten Business Days in advance of any such contemplated purchase (subject to Section 2(c)(iii) below), but in any event a number of Business Days in advance as is necessary and appropriate to reasonably consummate such purchase, which shall be no longer than 61 days in advance of any such contemplated purchase, identifying (i) the proposed Purchase Effective Date, (ii) the name of the Option Holder who is exercising the Exchange Option and (iii)

the number of units of HRG to be purchased by the Option Holder (the “Purchase Interests”).  The date of delivery of the Purchase Notice is hereinafter referred to as the “Exercise Date”.  Any Purchase Notice may direct the Issuer to exercise any rights it may have to cause HRG to register the Purchase Interests under the Securities Act for resale by the Issuer or the Option Holder (as a transferee of the Issuer) as a selling stockholder of HRG. Following receipt of any such Purchase Notice, the Issuer shall either (A) promptly exercise any demand registration rights that are applicable to the Purchase Interest and use its commercially reasonable efforts to cause such registration to become effective prior to the Purchase Effective Date (or as soon as reasonably practicable thereafter) and to remain effective through and after the Purchase Effective Date and, if reasonably practicable, to transfer such Purchase Interests to the Option Holder pursuant to such registration statement so that the Option Holder receives freely tradable shares or (B) if requested by the Option Holder, use commercially reasonable efforts to include in any registration thereafter of Equity Interests of HRG held by the Issuer that is made pursuant to the Issuer's exercise of piggyback registration rights, the number of Equity Interests of HRG that equals (x) the number of Equity Interests of HRG included in the Purchase Notice times (y)(i) the number of Equity Interests of HRG included in the Purchase Notice divided by (ii) the number of Equity Interests of HRG held by the Issuer (including the number of Equity Interests of HRG included in the Purchase Notice).  Any exercise of the Exchange Option may be conditioned upon the consummation of any transaction for which the Investor Agent has received notice pursuant to Section 2(e) below (or for which such notice should have been received by the Investor Agent).  In addition, any exercise of the Exchange Option may be revoked by the Option Holder by delivery of a notice of revocation to the Issuer prior to the Purchase Effective Date, and any such revocation shall not affect the ability of the Option Holder to exercise the Exchange Option on one or more subsequent occasions; provided, that in the event of any such revocation, the Option Holder shall reimburse the Issuer for the amount of any attorneys’ fees and expenses incurred by the Issuer in responding to the Purchase Notice.  Unless otherwise consented to by the Option Holder in its sole discretion, the obligations of the Issuer to sell the Purchase Interests following any exercise of the Exchange Option in accordance with this Section 2 shall remain in effect notwithstanding that the Maturity Date or any prepayment in full or in part of the Obligations occurs subsequent to the Exercise Date but prior to the proposed Purchase Effective Date set forth in the Purchase Notice, provided that the Purchase Price for any purchase of Purchase Interests that occurs after the repayment in full of the Obligations (whether on the Maturity Date or otherwise) shall be paid in cash rather than by assignment and transfer of Advances (and accrued and unpaid interest thereon).

(b)           Notwithstanding the provisions of Section 2(a), the Option Holder shall not be entitled to receive any Equity Interests in HRG upon exercise of the Exchange Option to the extent (but only to the extent) that such exercise or receipt would cause the Option Holder Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the Exchange Act which exceeds the Maximum Percentage (as defined below) of the Equity Interests of such class that are outstanding at such time.  This limitation on beneficial ownership shall terminate upon 61 days’ written notice to the Issuer by the Option Holder.  Any purported delivery of Equity Interests in connection with the exercise of the Exchange Option prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Option Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the Exchange Act that is outstanding at such time.  If any delivery of Equity Interests owed to the Option Holder following exercise of the Exchange Option is not made, in whole or in part, as a result of this limitation, the Issuer’s obligation to make such delivery shall not be extinguished and the Issuer shall deliver such Equity Interests as promptly as practicable after the Option Holder gives notice to the Issuer that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof.  For purposes of this Section 2(b), (i) the term “Maximum Percentage” shall mean 5%; provided, that if at any time after the date hereof the Option Holder Group beneficially owns in excess of 5% of a class of any Equity Interests in HRG that is registered under the Exchange Act (excluding any Equity Interests deemed beneficially owned by virtue of this letter agreement), then the Maximum Percentage shall automatically increase to 10% so long as the Option Holder Group owns in excess of 5% of such class of Equity Interests; and (ii) the term “Option Holder Group” shall mean the Option Holder plus any other Person with which the Option Holder is considered to be part of a group under Section 13 of the Exchange Act or with which the Option Holder otherwise files reports under Sections 13 and/or 16 of the Exchange Act.

(c)           After the Exercise Date and prior to the Purchase Effective Date:

(i)           If the Issuer or the Option Holder shall determine, in each case in their sole judgment upon the advice of counsel, that the purchase of the Purchase Interests pursuant to the exercise of the Exchange Option would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Issuer shall use commercially reasonable efforts to cause HRG to file, in any event within ten Business Days after receiving notice from the Option Holder or the Investor Agent of the applicability of the HSR Act and a request to so file, with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form and any supplemental information required to be filed by it pursuant to the HSR Act in connection with the exercise of the Exchange Option.  Any such notification and report form and supplemental information will be in full compliance with the requirements of the HSR Act.  The Issuer will use commercially reasonable efforts to cause HRG to furnish to the Option Holder promptly (but in no event more than five Business Days) such information and assistance as the Option Holder may reasonably request in connection with the preparation of any filing or submission required to be filed by the Option Holder under the HSR Act.  The Issuer shall to the extent reasonably practicable cause HRG to respond promptly after receiving any inquiries or requests for additional information from the FTC or the DOJ.  The Issuer shall to the extent reasonably practicable cause HRG to keep the Option Holder apprised periodically and at the Option Holder’s request of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ.

(ii)           The Issuer shall  release and discharge any Liens on the Purchase Interests (which releases may be conditioned upon the closing of the purchase pursuant to the Exchange Option) and use commercially reasonable efforts to, as promptly as practicable, obtain and deliver to the Option Holder (and thereafter keep in full force and effect) any consents or waivers required for the contemplated purchase of the Purchase Interests under any agreements, contracts or commitments of the Issuer and/or HRG with any Person (other than the Option Holder).

(iii)           To the extent that, on the Purchase Effective Date specified in the Purchase Notice, (A) the waiting period under the HSR Act has not expired or been terminated, then the Purchase Effective Date may be delayed for up to 60 days at the election of the Issuer or the Option Holder or (B) any consents or waivers requested under Section 2(c)(ii) hereof have not been obtained or are not in full force and effect, then at the request of the Option Holder, to the extent commercially and reasonably practicable and the same can be effected without any adverse effect on the Issuer, the Issuer shall enter into such alternative agreements and arrangements with the Option Holder as the Option Holder may reasonably request to provide the Option Holder with the economic benefits of the Purchase Interests.  In the event that the waiting period under the HSR Act has not expired or been terminated by such later date, the Purchase Notice shall be deemed terminated and of no further force or effect.

(d)           On the Purchase Effective Date, (i) the Option Holder and the Issuer shall execute and deliver a securities purchase agreement (a "Securities Purchase Agreement") with respect to the Purchase Interests containing customary provisions limited to (A) provisions for the transfer and sale of the securities or claims representing the Purchase Interests and payment of the Purchase Price on the Purchase Effective Date as set forth in this Section 2, (B) representations and warranties of the Issuer with respect to the Issuer and the securities or claims representing the Purchase Interests pertaining to title, authority, no conflicts, enforceability and other similar representations and including the representations and warranties set forth in Section 2(f) with respect to the Purchase Interests, such representations to survive the Purchase Effective Date for the applicable statute of limitations period, and (B) customary covenants regarding confidentiality and the provision of information required to file U.S. federal income tax returns (i.e., passive foreign investment company (PFIC) and Controlled Foreign Corporation (CFC) matters) and required for taxpayers making qualified electing fund (QEF) elections (and, to the extent commercially reasonable and practicable, the Issuer shall cause HRG to agree to be bound by all such tax covenants), such covenants to continue for customary time periods, and (C) indemnification obligations of the Issuer with respect to any breach of representations or warranties of the Issuer, which shall survive after the Purchase Effective Date for the applicable statute of limitations period, all in form and substance reasonably acceptable to the Issuer and the Option Holder and, in addition, any such purchase hereunder shall be structured in a tax efficient manner, as determined by the Issuer and the Option Holder, (ii) to the extent commercially reasonable and practicable, the Issuer shall cause HRG, and the requisite other equityholders of HRG to enter into an agreement providing the Option Holder with equityholder protection rights, that are customary given the relative ownership interest to be held by the Option Holder in HRG, (iii) the Option Holder and the Investor Agent shall deliver to the Issuer evidence of the transfer and assignment to the Issuer of outstanding Advances (and accrued and unpaid interest thereon) of the Option Holder in an amount equal to the Purchase Price of the Purchase Interests being purchased, (iv) the Issuer shall deliver to the Option Holder certificates representing the purchased Equity Interests, with duly executed unit powers attached (or if such Equity Interests are uncertificated, unit powers evidencing the assignment of such Equity Interests), in each case free and clear of any Liens upon the Equity Interests, (v) the Option Holder, the Issuer and HRG shall pay all fees, costs and expenses incurred by such party in connection with the exercise of the Exchange Option and the consummation of the sale of the Purchase Interests, including, without limitation, filing fees, regulatory fees, and attorneys’ fees and expenses, (vi) to the extent that the Issuer has been able to obtain the same after commercially reasonable efforts, the Issuer shall provide evidence satisfactory to the Option Holder that the Issuer has obtained all waivers of any Person’s rights with respect to any tag along, co-sale, right of first refusal, right of first offer or similar rights such Person may have in connection with any sale or transfer of any Purchase Interests, or made some other arrangement with respect thereto satisfactory to the Option Holder (and it shall further be a condition (waivable solely by the Issuer (as to any cash payments by the Issuer) or the Option Holder (as to any cash payments by the Option Holder), respectively) to the closing of such Exchange Option that neither the Issuer nor the Option Holder is required to make any cash payments to any such Person in connection with the sale and transfer of the Purchase Interests pursuant to the exercise of the Exchange Option) and (vii) the Issuer shall take any and all other actions reasonably requested by the Option Holder to evidence and facilitate the transfer of the Purchase Interests to the Option Holder free and clear of any Liens.  Notwithstanding the foregoing, in the event that the exercise of the Exchange Option is contingent upon the consummation of a Significant Event (as defined below), in lieu of delivery of the items specified in clause (i) through (iv) of this Section 2(d) on the Purchase Effective Date, the applicable Investors may require the Issuer to pay to the Option Holder on the Purchase Effective Date, by wire transfer of immediately available funds to an account designated by the Option Holder, an amount equal to (x) the amount that would be payable to the Option Holder with respect to the Purchase Interests pursuant to the consummation of the Significant Event less (y) the Purchase Price for such Purchase Interests (and, for the avoidance of doubt, there shall  be no transfer and assignment of the outstanding Advances (or accrued and unpaid interest thereon) in connection with any such payment).

(e)           In the event of:

(i)           any taking by HRG of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any Equity Interests or any other securities or property, or to receive any other right;

(ii)          any capital reorganization of HRG, any reclassification or recapitalization of the Equity Interests of HRG or any transfer of all or substantially all the assets of HRG to or any consolidation or merger of HRG with or into any other Person (collectively, a “Significant Event”); or

(iii)         any voluntary or involuntary dissolution, liquidation or winding-up of HRG;

then, and in each such event, the Issuer will deliver or cause to be delivered to the Option Holder a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is anticipated to take place, and the time, if any is to be fixed, as of which the holders of record of Equity Interests in HRG shall be entitled to exchange their Equity Interests in HRG for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up.  Such notice shall be delivered at least 30 days prior to the date specified in such notice on which any such action is to be taken.

(f)           The Issuer represents and warrants to the Option Holder as of the date hereof as follows:

(i)           The Issuer is the record and beneficial owner of the issued and outstanding Equity Interests in HRG as more fully set forth on Schedule 2(f)(i) hereto, free and clear of any Liens except as set forth on Schedule 5.9 to the Note Purchase Agreement.  All of such Equity Interests in HRG in existence on the date hereof are validly issued and outstanding, fully paid and nonassessable.  Except as set forth on Schedule 2(f)(i) hereto, there are no outstanding options, warrants, convertible securities or other rights to subscribe for or purchase any Equity Interests in HRG from the Issuer existing on the date hereof.  Except as set forth on Schedule 2(f)(i), the Issuer is not a party to any contract or agreement restricting the transfer or voting of, or otherwise creating any right or obligations of the holders of, Equity Interests of HRG existing on the date hereof.

(ii)           Except as set forth on Schedule 2(f)(ii), there are no (A) statutory or contractual preemptive or similar rights on the part of any holder of any Equity Interests in HRG with respect to the issuance, sale or transfer of any of Equity Interests in HRG by the Issuer or (B) securities, options, warrants, conversion or other rights or contracts or agreements of any kind that obligate the Issuer or HRG to issue, sell, purchase or redeem any Equity Interests in HRG held by the Issuer and no authorization therefor has been given.

(iii)          Except as set forth on Schedule 2(f)(iii), no consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority, or any other third party, is required for the Issuer to enter into this letter agreement or to consummate any of the transactions contemplated hereby, except (A) any filings required under the HSR Act and (B) where the failure to obtain any such consent, approval or authorization or to so register, qualify or file, would not reasonably be expected to materially and adversely affect the Option Holder’s ability to consummate the transactions contemplated by this letter agreement.

(iv)           Subject to the truth and accuracy of the investor representations acceptable to the Issuer that shall be made by the Option Holder in a Securities Purchase Agreement, neither the offer, sale, transfer nor issuance of Equity Interests in HRG pursuant to the Exchange Option requires registration under the Securities Act or any applicable state securities laws.  There are no contracts or agreements to which the Issuer is a party among the holders of Equity Interests of HRG with respect to the voting or transfer of any of such Equity Interests.

(g)           The Issuer covenants and agrees that the Issuer will not, directly or indirectly, enter into any contract or agreement that would impair the rights of the Option Holder pursuant to this letter agreement, provided that prior to receiving a Purchase Notice with respect to any Purchase Interest, the Issuer shall be the sole beneficial owner of such interest and shall be permitted to sell, transfer or assign such interest (and enter into contracts and agreements therefor), subject to the other terms of this letter agreement and the other Financing Documents.  Notwithstanding the foregoing, the Issuer shall not be permitted to sell Equity Interests in HRG if prior to such sale (or entering into a binding agreement to effect such sale) the Option Holder has delivered a Purchase Notice with respect to any such Equity Interests, in which case the Issuer shall retain or cause HRG to retain, the Equity Interests necessary to consummate the Exchange Option.  The Issuer further covenants and agrees that it will not, and will not cause (and will use its commercially reasonable efforts not to permit) HRG to, by amendment of any organizational document, certificate of incorporation, by-laws or other charter document, or through reorganization, consolidation, merger, dissolution, bankruptcy, insolvency proceedings, issue or sale of securities, sale or transfer of assets or any other voluntary or involuntary action:

(i)           take any action prohibited by the terms of this letter agreement;

(ii)          avoid or seek to avoid the observance or performance of any of the terms of this letter agreement to be observed or performed by the Issuer; or

(iii)         intentionally materially and adversely affect the rights of the Option Holder in respect of this letter agreement.

The Issuer will at all times in good faith assist in the carrying out of all of the terms and provisions of this letter agreement, and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the rights of the Option Holder under this letter agreement.

(h)           The Issuer shall use commercially reasonable efforts to cause HRG to allow the Option Holder and its agents and representatives reasonable free access during normal business hours upon reasonable notice to HRG’s files, books, records, contracts, representatives, employees, customers, suppliers, agents and offices; provided that neither HRG nor Fidelity & Guaranty Life Holdings, Inc. (“FGL”) shall be required to disclose information pursuant to this Section 2(h): (i) if either of HRG or FGL determines, after consultation with external counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 10.14 of the Note Purchase Agreement, HRG or FGL would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; (ii) if either of HRG or FGL determines, after consultation with external counsel qualified to advise on such matters, that such information is privileged attorney-client work product and the disclosure of which would waive such privilege to the detriment of either of HRG or FGL or any Subsidiary; (iii) if, notwithstanding the confidentiality requirements of Section 10.14 of the Note Purchase Agreement, either of HRG or FGL is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any Person other than the Issuer or any Affiliate binding upon HRG or FGL, as the case may be, and not entered into in contemplation of this clause (iii); provided, further, that (x) HRG or FGL, as the case may be, shall  use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and (y)

HRG or FGL, as the case may be, shall provide a summary of the relevant information or a redacted form of the relevant information to the extent such delivery is not prohibited by clauses (i), (ii) or (iii) hereof.

(i)           For the avoidance of doubt, the option provided for in this Section 2 does not extend to any asset to the extent no longer the property of the Issuer and shall terminate upon the repayment in full of the Obligations, subject, however, to completion of the sale of any Purchase Interests that are included in a Purchase Notice delivered prior to such repayment in full of the Obligations (provided that the Purchase Price in such event shall be paid in cash rather than by the transfer and assignment of Advances (and accrued and unpaid interest thereon)).

3.           Financing Document.  The parties hereto agree that this letter agreement constitutes a Financing Document for purposes of the Note Purchase Agreement.

4.           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision hereof was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms of this letter agreement, in addition to any other remedy at law or in equity.

5.           Successors and Assigns.  The provisions of this letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby.  The Issuer may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Option Holder.  The Option Holder shall have the right, but not the obligation, to assign all (but not less than all) of its rights and obligations under this letter agreement to any assignee in accordance with Section 10.6 of the Note Purchase Agreement, provided that (a) the Option Holder shall also simultaneously assign all (but not less than all) of its rights and obligations under the Non-HRG Exchange Option Agreement to such assignee and (b) the Option Holder and the assignee shall promptly deliver to the Issuer evidence of such assignment.

6.           Notices.  Any notice or other communication required or permitted to be given to either party hereunder shall be in writing and delivered in accordance with Section 10.1 of the Note Purchase Agreement.

7.           Governing Law; Jurisdiction.  This letter agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the law of the State of New York.  Any legal action or proceeding with respect to this letter agreement and any action for enforcement or any judgment in respect hereof shall be brought in the courts of the State of New York or of the United States for the Southern District of New York.

8.           Miscellaneous.  No provision of this letter agreement may be amended, modified or waived except upon the written consent of each of the parties.  This letter agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument.  A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

9.           Termination of the Existing Exchange Option Agreement.  Effective as of the date hereof, the Existing Exchange Option Agreement is terminated and of no further force or effect.

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Please evidence your acceptance of, and agreement to, the terms and conditions of this letter agreement by executing and returning an executed copy of his letter agreement to the address first written above.

Very truly yours,

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: Harbinger Capital Partners LLC, its
investment manager

By:	/s/ Keith M. Hladek
Name: Keith M. Hladek
Title: Chief Financial Officer

Accepted and agreed as of the date
first above written:

MSDC HMF INVESTMENTS, LLC

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Vice President